As filed with the Securities and Exchange Commission on May 21, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ClearBridge MLP and Midstream Total Return Fund Inc.

(Name of Subject Company (issuer))

ClearBridge MLP and Midstream Total Return Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

18469Q207

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA, ESQ.

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7026

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐  third party tender offer subject to Rule 14d-1

☒  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Issuer Tender Offer Statement on Schedule TO relates to an offer by ClearBridge MLP and Midstream Total Return Fund Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 50% of its issued and outstanding shares of common stock, par value $0.001 per share, for cash at a price per share equal to 100% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on June 20, 2024 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated May 21, 2024 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated May 21, 2024.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Stockholders.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release issued on December 26, 2023(1)
(b)	None.
(d)	Standstill Agreement dated as of December 22, 2023 by and among Saba Capital Management, L.P., ClearBridge MLP and Midstream Fund Inc., ClearBridge MLP and Midstream Total Return Fund Inc. and ClearBridge Energy Midstream Opportunity Fund Inc., incorporated by reference to Exhibit 17(l) on Form N-14 of ClearBridge Energy Midstream Opportunity Fund Inc., filed with the Securities and Exchange Commission on April 5, 2024
(e)	None.
(g)	None.
(h) (i)	None. Calculation of Filing Fee Table

(1) Previously filed on Schedule TO-C via EDGAR on December 26, 2023.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARBRIDGE MLP AND MIDSTREAM TOTAL RETURN FUND INC.
By:	/s/ Jane Trust
Name: Jane Trust
Title: Chairman, Chief Executive Officer and President

Dated:  May 21, 2024

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 21, 2024.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(l)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Stockholders.

(i)	Calculation of Filing Fee Table

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